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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 12b-25

 SEC FILE NUMBER
1-7677

CUSIP NUMBER

NOTIFICATION OF LATE FILING

(Check One):
 [  ] Form 10-K   [ ] Form 20-F
 [ ] Form 11-K    [ X ] Form 10-Q

 [ ] Form N-SAR

For Period Ended:    September 30, 2005

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

LSB INDUSTRIES, INC.

Full Name of Registrant

________________________________________________________________________________

Former Name if Applicable

16 SOUTH PENNSYLVANIA

Address of Principal Executive Office (Street and Number)

OKLAHOMA CITY, OKLAHOMA  73107

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    [ X ]
(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [   ]
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    [   ]    (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

**
 As part of the Securities &
Exchange Commission's ("SEC") requirement to periodically review Exchange Act reports of reporting issuers, LSB has received a comment letter from the SEC regarding its annual report on Form 10-K for the year ended December 31, 2004, and Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005.  LSB responded to the comment letter, which resulted in further comments and clarifications being issued by the SEC to LSB regarding such reports.  LSB has responded to the SEC's additional comments and request for clarifications.  LSB and its independent registered accountants, Ernst & Young LLP, are in the process of discussing with the accounting staff of the SEC certain of their comments regarding LSB's Forms 10-K and 10-Q, which could, if not resolved satisfactorily, result in certain changes to LSB's audited 2004 financial statements and accordingly, the 2004 financial data included in LSB's Form 10-Q for the quarter ended September 30, 2005.  As a result, LSB needs additional time to conclude its discussions with the accounting staff of the SEC regarding their comments in order to file its Form 10-Q for the quarter ended September
30, 2005.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jim D. Jones

(Name)
      (405)

(Area Code)

235-4546

(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[ X ] Yes
[ ] No
________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ X ] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that net income for the three months ended
September 30, 2005 will be approximately $1.7 million as compared to $3.5 million for the same period in 2004. The reduction in 2005 net income as compared to 2004 is primarily due to $4.4 million Gain on extinguishment of debt in 2004 partially offset by a $1.5 million provision for loss on notes receivable.  Due to debt refinancing in 2004, interest expense for the 2005 quarter is approximately $1.1 million greater than interest expense for the 2004 quarter.

LSB INDUSTRIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    November 14, 2005

By:  /s/:    Jim D. Jones

        Jim D. Jones

        Senior Vice
President,

        Corporate Controller and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and
Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this Chapter).